EXHIBIT 99.1

enCore Energy Joins Texas Nuclear Alliance

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, July 9, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore") announced today that enCore Energy, a uranium producer in the State of Texas, is the newest member of the Texas Nuclear Alliance ("TNA"). enCore Energy, which operates two producing In-Situ Recovery ("ISR") uranium plants, is the first uranium producer to join the Texas Nuclear Alliance.

Paul Goranson, enCore Energy's Chief Executive Officer said, "enCore Energy's leadership and contribution to supplying uranium to fuel the generation of clean energy through nuclear power in Texas and the United States is completely aligned with the mission of TNA. We are honored to partner with TNA as Texas continues to lead the way for clean energy generation and a growing nuclear energy sector in the United States."

"TNA is proud to partner with enCore Energy and benefit from their In-Situ Recovery uranium production expertise, vital to strengthening the nuclear industry while providing clean energy for Texas and the United States," said Texas Nuclear Alliance President Reed Clay. "New nuclear development will depend on a stable and secure fuel cycle and enCore's South Texas production plants play a vital role in the energy security of Texas and the United States."

About the Texas Nuclear Alliance
The Texas Nuclear Alliance is the only industry association in Texas dedicated to the advancement of nuclear technology in the state. The Alliance was formed with a singular mission: to make Texas the Nuclear Capital of the World. Formed in 2022 in the aftermath of Winter Storm Uri, the Alliance is based on the fundamental premise that if Texas and the world want low-carbon, reliable energy, it can no longer turn its back on nuclear energy. Nuclear is clean, safe, reliable, and secure.

About enCore Energy Corp.
enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Texas Nuclear Alliance Logo (CNW Group/enCore Energy Corp.)

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%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com; Texas Nuclear Alliance, Lauren Clay, Lauren@TexasNuclearAlliance.org

CO: enCore Energy Corp.

CNW 07:00e 09-JUL-24